Inland Real Estate Corporation

November 13, 2008

Via EDGAR Filing and Overnight Delivery

Mr. Kevin Woody

Accounting Branch Chief, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

 Comment Letter, dated November 4, 2008:

Inland Real Estate Corporation

Form 10-K for the fiscal year ended December 31, 2007

File No. 1-32185

Dear Mr. Woody:

I am writing in my capacity as the chief financial officer of Inland Real Estate Corporation, in response to the above-referenced SEC comment letter, dated November 4, 2008.  The Company hereby acknowledges its responsibility for the adequacy and accuracy of the disclosure in its various filings and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing.  The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me.

Best regards,

/s/Brett A. Brown

2901 Butterfield Road

Oak Brook, Illinois 60523

p 888.331-4732   f 630.218.7350

www.inlandrealestate.com